Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Fax)

www.drinkerbiddle.com

April 9, 2019

VIA EDGAR

Anu Dubey

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-4720

Re:	FS Multi-Alternative Income Fund
File Nos. 333-224312 and 811-23338

Dear Ms. Dubey:

On behalf of FS Multi-Alternative Income Fund (the “Fund”), set forth below are the Fund’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“Commission”) telephonically regarding Pre-Effective Amendment No. 3 to the Fund’s registration statement on Form N-2 (File No. 811-23338) (the “Registration Statement”) and the prospectus (“Prospectus”) and statement of additional information (“Statement of Additional Information”) included therein. For your convenience, each of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Fund’s response. All page references are to page numbers in the Registration Statement. All capitalized terms used but not defined herein have the meaning given to them in the Registration Statement.

Also described below are the changes that the Fund has made in response to the Staff’s comments in Pre-Effective Amendment No. 4 to the Registration Statement, filed by the Fund on April 9, 2019 (the “Revised Registration Statement”).

GENERAL

1)	Any side letters between the Adviser and a Sub-Adviser should be treated as part of the respective Sub-Advisory Agreements for purposes of section 15(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) to the extent that the terms therein relate to advisory services. The side letters should be specifically referenced and described in the Prospectus, and each side letter should be filed as an exhibit.

The Fund confirms that each side letter was considered by the Board of Trustees (the “Board”) as part of the advisory contract approval process under section 15(c) of the 1940 Act. The material terms of each side letter as they relate to advisory services are disclosed in the Registration Statement, and the Fund is not a party to any side letter; therefore, the Fund respectfully declines to file each side letter as an exhibit to the Revised Registration Statement.

2)	Add prominent disclosure, including in the summary section, of a description of the risks associated with the KKR termination trigger provision. For example, if KKR Credit is terminated, then FS Multi-Alternative Advisor would also be terminated, which would impose costs on the Fund to find a replacement adviser. Additionally, FS Multi-Alternative Advisor has an incentive to allocate at least 20% of the Fund’s assets to KKR Credit to retain KKR Credit as a sub-adviser on the Private Credit sleeve, even if KKR Credit is not performing well, or it would otherwise need to terminate its own Advisory Agreement.

Risk disclosures relating to the termination trigger provisions have been added to the Revised Registration Statement.

Ms. Dubey

April 9, 2019

3)	The Staff notes that the GTAM Minimum Allocation provision is not included as part of the Sub-Advisory Agreement with the GoldenTree Sub-Adviser. The disclosure relating to the GTAM Minimum Allocation should be removed from the Registration Statement, as the Staff has the same concerns regarding the GTAM Minimum Allocation as it does the KKR Minimum Allocation.

The GTAM Minimum Allocation provision has been moved to the GoldenTree Sub-Advisory Agreement and has been revised to be a termination trigger to address the Staff’s similar concerns with the former-KKR Minimum Allocation. The Fund confirms that the amended GoldenTree Sub-Advisory Agreement will be filed with the Revised Registration Statement and that prominent disclosure has been added to the Revised Registration Statement.

PROSPECTUS

Cover Page

4)	The “Summary of Investment Strategy Section” states that, “The Adviser maintains primary responsibility for allocating Fund assets to the Sub-Advisers and will select and determine the percentage of Fund assets to allocate to each Sub-Adviser, subject to the KKR Minimum Allocation Requirement and the GTAM Minimum Allocation Requirement, as described below.” Please replace the references to the KKR Minimum Allocation and GTAM Minimum Allocation Requirements with a reference to the termination trigger provisions. Either briefly describe the provisions on the cover page, or note that the provisions are described in more detail below if descriptions are also added to the summary section. The Staff notes that this disclosure is also found on Page 4 of the summary section and throughout the Registration Statement.

The requested changes have been made in the Revised Registration Statement.

5)	The “Summary of Investment Strategy Section” states that, “The allocation amongst these strategies may vary over time in response to changing market opportunities.” Please revise this disclosure to note that this is subject to the termination trigger provisions.

The requested changes have been made in the Revised Registration Statement.

6)	The “Summary of Investment Strategy Section” states that, “While the Adviser delegates a portion of the day-to-day management of the Fund’s assets to a combination of Sub-Advisers, the Adviser retains overall supervisory responsibility for the general management and investment of the Fund’s securities portfolio.” Please revise to more accurately describe the sub-advisory relationship with KKR Credit.

The requested changes have been made in the Revised Registration Statement.

Summary Section

7)	Page 1 of the summary section states that, “The Fund uses a “multi-manager” approach whereby the Fund’s assets are allocated among the Adviser and one or more sub-advisers (each, a “Sub-Adviser” and collectively, the “Sub-Advisers”, and, together with the Adviser, the “Advisers”), in percentages determined at the discretion of the Adviser.” The underlined portion is not accurate with respect to KKR Credit. Please also note that this is subject to the termination trigger provisions.

The Fund has revised the above disclosure to reference the termination trigger provisions for both KKR and GTAM.

Ms. Dubey

April 9, 2019

8)	Page 1 of the summary section states that, “The Adviser may delegate to certain Sub-Advisers the authority to make investment decisions for the Fund’s portfolio pursuant to investment guidelines developed jointly by the Adviser and such Sub-Adviser, but will be responsible for overseeing such Sub-Advisers.” Please revise this disclosure to more accurately describe the relationship with KKR Credit.

The Fund has revised the above disclosure to reference the termination trigger provisions.

9)	Pages 3-4 of the summary section states that, “The Adviser may reduce or increase the Fund’s allocation to a particular strategy below or above the indicated ranges, subject to the KKR Minimum Allocation Requirement and the GTAM Minimum Allocation Requirement, as described below.” Please revise to reflect the termination triggers.

The requested changes have been made in the Revised Registration Statement.

10)	Page 4 of the summary section states that, “The Adviser may add strategies or managers in the future, subject to shareholder approval.” Please revise this disclosure to reflect that, with respect to Private Credit, the Adviser cannot replace or add a manager without terminating its own Advisory Agreement. Please also qualify this disclosure with the termination trigger provisions.

The requested changes have been made in the Revised Registration Statement.

Prospectus

11)	Page 17 states that, “FS Multi-Alternative Advisor oversees the management of the Fund’s activities and is responsible for developing investment guidelines, selecting, monitoring, providing oversight and allocating capital to the Sub-Advisers, managing the Fund’s liquidity needs and overseeing investment decisions for the Fund’s portfolio.” Please confirm that these are accurate responsibilities of the Adviser with respect to KKR Credit.

The Fund has modified the disclosure to reference the termination trigger provisions and confirms that the disclosure is accurate with respect to KKR Credit, as revised.

12)	Page 23 discusses the KKR Minimum Allocation. Please revise to instead refer to the termination trigger.

The requested changes have been made with respect to both the KKR Minimum Allocation and GTAM Minimum Allocation throughout the Revised Registration Statement.

* * * * * * *

Ms. Dubey

April 9, 2019

If you have any questions or if you require additional information, please do not hesitate to contact me at 215-988-2700.

Sincerely,

/s/ Joshua B. Deringer

Joshua B. Deringer

cc:	Stephen S. Sypherd
FS Multi-Alternative Income Fund